Nixon Peabody LLP
                                100 Summer Street
                        Boston, Massachusetts 02110-2131


                                William E. Kelly
             Direct Dial: (617) 345-1195/Direct Fax: (866) 743-4899
                         email: wkelly@nixonpeabody.com


                                December 13, 2006


Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:        Russell Mancuso, Esq.
                  Donald C. Hunt, Esq.

         Re:      Biophan Technologies, Inc.
                  Registration Statement on Form S-1
                  Filed November 13, 2006
                  File No. 333-138632

Ladies and Gentlemen:

      On behalf of Biophan Technologies, Inc. (the "Company") we are, in accordance with Rule 101(a)(1)(i) of Regulation S-T, electronically submitting for filing, pursuant to the Securities Act of 1933, Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from the Registration Statement filed on November 13, 2006.

      Amendment No. 1 contains changes in response to the comments to the Registration Statement made in a letter to Michael L. Weiner, the CEO of the Company, dated November 30, 2006 from Russell Mancuso, Branch Chief. The responses of the Company to Mr. Mancuso's comments are set forth below. All of such responses are keyed to the sequential numbering of the comments contained in Mr. Mancuso's letter and to the headings used in such letter.


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Securities and Exchange Commission
December 13, 2006
Page 2

Fee Table

      1. Given the nature and size of the transaction you are registering, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your analysis a discussion of all shares you may issue to the selling shareholders or their affiliates under outstanding securities or securities you may become obligated to issue to those individuals under existing agreements.

      Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because
(i) all the securities will be offered or sold solely by unaffiliated security holders and not by the Company; and (ii) none of the security holders is acting on behalf of the Company.

      Although there are an aggregate of 24,591,491 shares being registered for resale by the selling stockholders, no individual selling stockholder is offering more than 4,090,642 shares. Each of the selling stockholders is acting on its own behalf and not in concert with the other selling stockholders. There are no affiliations among the selling stockholders or between any of the selling stockholders and the Company. The Company is not aware of any agreement or understanding among the selling stockholders to vote their shares as a group or to coordinate efforts to sell their shares.

      The selling stockholders are not acting on behalf of the Company. The selling stockholders purchased the shares for investment purposes and not with a view to distribution. Each of the selling stockholders has the full economic and market risk associated with its investment in the shares. There are no indicia that any of the selling stockholders is engaged in a "distribution." A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

      Because none of the selling stockholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the Company believes that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

      Item D.29 of the Commission's Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415. The Company has analyzed these factors, and believes this analysis provides further confirmation that the sale of securities being registered is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

      A.    How long the selling shareholders have held the shares.

      Although none of the shares being registered has yet been issued, the selling stockholders have held the notes and warrants which are convertible into shares since October 12, 2006 and have been subject to the full economic and market risks of ownership, with no assurance of the stockholders' ability to sell the shares, either in a liquid market - or at all. This situation is contrary to that of a stockholder that undertakes the purchase of stock "with a view to distribution" or otherwise on behalf of the Company.


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Securities and Exchange Commission
December 13, 2006
Page 3

      B. The circumstances under which the selling shareholders acquired the shares.

      Substantially all the shares being registered are issuable to entities that invested in a private placement offering made by the Company to qualified institutional buyers and accredited investors on October 12, 2006 in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933. In this private offering, securities were purchased for cash at a fixed price, and each investor represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each of the selling stockholders has borne, and continues to bear, the full economic and market risk of ownership. In addition, since the date of purchase, security holders have had no mechanism to redeem, put or otherwise require the Company to repurchase the securities.

      C.    The selling shareholders' relationship to the issuer.

      None of the investors in the private placement had any prior relationship with the Company. None of the selling stockholders has any right to designate a candidate for election to the Company's Board of Directors or to approve or disapprove any nominee for election. None of Company's Directors or executive officers is affiliated with any of the selling stockholders.

      Included in the Registration Statement are 83,431,699 shares to be offered by C.E. Unterberg Towbin, a registered member of the NASD. These shares are issuable to C.E. Unterberg Towbin upon exercise of a warrant that it received as partial consideration for its services as placement agent in the October 12, 2006 private placement transaction in which the other selling stockholders invested in the Company.

      D.    The amount of shares involved.

      Currently, there are 83,431,699 shares of the Company's common stock issued and outstanding, and if all of the 24,591,491 shares covered by the Registration Statement were issued and sold, there would be 107,998,190 shares issued and outstanding. The shares covered by the Registration Statement represent approximately 22.77% of the total number of shares issued and outstanding after the offering.

      The Registration Statement does not cover all shares of the Company's common stock issuable to the selling stockholders. In addition to the shares being registered, the selling stockholders hold warrants entitling them to acquire, in the aggregate, an additional 10,820,896 shares and, under certain circumstances, the Company may be obligated to issue to the selling stockholders additional warrants entitling them to purchase, in the aggregate, up to an additional 10,820,896 shares.

      If all of the additional shares covered by these warrants were issued and sold, the Company would issue to the selling stockholders an aggregate of 46,233,283 shares (including the 24,591,491 shares covered by the Registration Statement), which would represent, in the aggregate, approximately 35.7% of the total of 129,639,982 shares that would be issued and outstanding after such issuance.

      The Company does not currently have available sufficient authorized but unissued shares to permit exercise in full of these warrants for additional shares and it has agreed with the selling stockholders that, following effectiveness of the Registration Statement, it will propose to its stockholders an amendment to the Company's Articles of Incorporation in order to increase from 125,000,000 to 150,000,000 the number of authorized shares of the Company's common stock. Following adoption of this amendment, the Company has agreed to file a new registration statement covering resale of the shares issuable to the selling stockholders upon exercise of these warrants.

Securities and Exchange Commission
December 13, 2006
Page 4

      E. Whether the selling shareholders are in the business of underwriting securities.

      None of the investors in the October 12, 2006 private placement is involved in the business of underwriting securities. Although C.E. Unterberg Towbin is a registered NASD member, it did not purchase any securities as an investor, but rather received its shares as part of its compensation for services in the private placement.

      F. Whether, under all the circumstances, it appears that the selling shareholders are acting as a conduit for the issuer.

      None of the selling stockholders is acting as a conduit for the issuer. Prior to their investment on October 12, 2006, none of the selling stockholders had any relationship with the Company. Each selling stockholder is an investor and made an independent investment decision to acquire the shares. The selling stockholders are not in the underwriting business. The private placement was negotiated on an arm's length basis with immediate and continuing economic and market risk. The Company will not receive any of the proceeds from the sale by the selling stockholders.

      Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Liquidity and Capital Resources, page 15

      2. Regarding your disclosure of SBI's failure to make payments under the purchase agreement and SBI's "potential reluctance" to honor additional puts under that agreement:

            o Please clarify whether SBI is irrevocably bound to honor its commitments under the purchase agreement.

            o If SBI is irrevocably bound, please disclose how and when you intend to enforce your rights under the agreement.

            o If SBI is not irrevocably bound or you do not intend to act consistent with a contract by which SBI is otherwise irrevocably bound, please provide us your analysis of how your registration of the related shares for resale was consistent with Section 5 of the Securities Act.

      The disclosure (now located on page 12) has been revised to indicate that the Company considers SBI to be in breach of its obligations under its Securities Purchase Agreement to purchase all of the shares which the Company has elected to sell to it and to state expressly that SBI is irrevocably obligated to purchase such shares. The disclosure has been further revised to indicate that the Company intends to enforce all of its rights against SBI and is currently examining its options and developing an enforcement strategy. The new disclosure also discloses that the Company has agreed with the selling stockholders to enforce all of its rights and remedies in connection with the breach by SBI, and not to agree to any settlement, amendment, waiver or consent without the prior written consent of Iroquois Master Fund Ltd., the lead investor among the selling stockholders.

Securities and Exchange Commission
December 13, 2006
Page 5

      3. Please revise to clarify the meaning of your disclosure that the SBI facility "does not provide the necessary institutional shareholder support that management believes we require ...."

      The disclosure regarding the relationship between the SBI facility and management's view of the need for the Company to develop institutional shareholder support has been deleted.

Selling Stockholders, page 52

      4. Please identify the natural persons who beneficially own the securities held in the name of the entities named in the selling stockholder table.

      The Table of Selling Stockholders (now located on page 49) has been revised to disclose the names of the natural persons who beneficially own the shares held by the entities named in the table.

      5. Tell us of any relationships between the selling stockholders and SBI.

      All of the selling stockholders have confirmed to us that they have no relationships with SBI.

Undertakings, page II-3

      6.    Please provide the current form of required undertakings.

      The undertakings on page II-3 have been revised to use the current form.

Exhibit 5.1

      7. We request that Nixon Peabody LLP confirm to us in writing that it concurs with our understanding that the reference and limitation to "the General Corporation Law of the State of Nevada" includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws. Please furnish this confirmation as correspondence via the EDGAR system.

      We hereby confirm that our firm concurs with the Staff's understanding that the reference and limitation in our opinion to "the General Corporation Law of the State of Nevada" includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

      8. Investors are entitled to rely on the opinion you file. Please file an opinion that does not imply to the contrary as in the penultimate paragraph of your current exhibit.

          We have revised, and are refiling herewith, our opinion to delete from the penultimate paragraph thereof the language implying that investors are not entitled to rely thereon.

Securities and Exchange Commission
December 13, 2006
Page 6

      Amendment No. 1 also reflects (i) the updating of information regarding the Company's outstanding common stock, (ii) disclosure relating to the election of Stan Yakatan as an additional member of the Company's Board of Directors, and
(iii) the incorporation as an additional exhibit of an amendment to a material contract made by the Company since the date on which the Registration Statement was filed.

      If you require any further information, please contact the undersigned at
(617) 345-1195.

                                         Very truly yours,

                                         /s/ William E. Kelly

                                         William E. Kelly


WEK/tan
cc:      Darryl L. Canfield (Chief Financial Officer)